

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 29, 2016

Mr. Darren G. Myers
Chief Financial Officer
Celestica Inc.
844 Don Mills Road
Toronto, Ontario, Canada M3C 1V7

      Re: Celestica Inc.
            Form 20-F for the Fiscal Year Ended December 31, 2015
            Filed March 7, 2016
            File No. 001-14832

Dear Mr. Myers:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                          /s/ Craig D. Wilson

                                          Craig D. Wilson
                                          Sr. Asst. Chief Accountant
                                          Office of Information Technologies
                                          and Services